Filed pursuant to Rule 253(g)(2)

File No. 024-12402

SUPPLEMENT DATED MARCH 28, 2025

TO OFFERING CIRCULAR DATED JUNE 25, 2024

BOXABL INC.

5345 E. N. Belt Road, North Las Vegas, NV 89115

(702) 500-9000

This document supplements, and should be read in conjunction with, the offering circular dated June 25, 2024, of BOXABL Inc. (the “Company”) and the supplements thereto dated October 18, 2024, November 19, 2024, December 23, 2024 and February 28, 2025 (collectively, the “Offering Circular”). Capitalized terms used but not defined herein have the meaning set forth in the Offering Circular.

The offering circular dated June 25, 2024, is available HERE.

The supplement dated October 18, 2024, is available HERE.

The supplement dated November 19, 2024, is available HERE.

The supplement dated December 23, 2024, is available HERE.

The supplement dated February 28, 2025, is available HERE.

The purpose of this supplement is to update the Company’s Offering Circular to reflect that the Company is extending the date, from March 29, 2025, to April 14, 2025, that StartEngine Primary will no longer be acting as placement agent in this Offering and StartEngine Crowdfunding, Inc. will no longer be performing administrative and technology-related functions in connection with this Offering. Any subscriptions received through StartEngine on or prior to 5:00 pm EST on April 14, 2025, will be reviewed and processed in the ordinary course.

As disclosed in the Offering Circular, DealMaker Securities, LLC will continue to act as broker-dealer of record and to perform broker-dealer administrative and compliance related functions in connection with this Offering, but not for underwriting or placement agent services, and will receive a cash commission equal to two percent (2%) of the amount raised in the Offering. Additionally, DealMaker Securities, LLC and its affiliates will receive certain other compensation. See Plan of Distribution and Selling Securityholders in the Offering Circular for more details.